September 11, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (203) 226-8645

Mr. Nathan Lapkin, Chief Financial Officer
Royal Invest International Corp.
980 Post Road East, Second Floor
Westport, Connecticut   06880

RE: Royal Invest International Corp.
File No. 000-27097
Form 10-K for the year ended December 31, 2008
Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Dear Mr. Lapkin:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

In our comments, we ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Financial Statements

Consolidated Statements of Changes in Stockholders' Equity, page 29

1.   Please confirm that in future filings you will disclose the total amount of comprehensive income (i.e., other comprehensive income and net income). Refer to paragraphs 10 and 14 of SFAS 130.

Note 3 - Summary of Significant Accounting Policies

Rental Property, page 30

2.   We note your disclosure on page 17 of your purchase accounting policies for acquisition of investments in real estate. Please address the following comments:

- Confirm to us, and clarify in future filings, that for above-market leases the present value of the difference between the contractual lease rate and the estimated market value is measured over the remaining non-cancelable terms of the leases; and for below-market lease values the measurement period is the initial terms of the respective leases and any below market fixed rate renewal periods.
- Confirm to us, and clarify in future filings, that the capitalized above-market lease values are amortized over the same period indicated above.

3.   With respect to the acquisitions disclosed in notes 4 and 5, please clarify whether any amounts have been allocated to intangible assets particularly above-market and below-market leases, and in-place lease values, and explain the basis for your accounting.

Derivative Instruments, page 32

4.   We note that you have provided a general disclosure of your accounting policy for derivative instruments. We also note your disclosure on page 21 that your credit facility is subject to a hedging contract. With respect to this hedging contract, please tell us how you considered the more specific disclosures required by SFAS 133 and Rule 4-08(n) of Regulation S-X, including but not limited to, the notional amount and fair value and how you reported it.

Note 5 – Real Estate Transactions, page 36

5.   We note your disclosure in note 5 that the issuance of newly issued common shares of the Company to the various sellers resulted in a change in control of the Company. Please explain to us how you considered this change in control in determining the accounting for these acquisitions and the basis for your

> determination and clarify which sellers became the controlling shareholders after the transactions. Also, explain your basis for the value assigned to the common stock issued in the acquisitions. Lastly, please clearly explain and quantify the stock acquisitions as it relates to each transaction disclosed in Note 5.

Certifications, Exhibit 31.1 and 31.2

6.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically we note that you added the phrase "for the year ended December 31, 2008" to the first paragraph, and replaced the word "registrant" with "small business issuer" in third paragraph. Please confirm that you will revise these certifications in future filings to comply with the exact requirements of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarters ended March 31, 2009 and June 30, 2009

Certifications, Exhibit 31.1 and 31.2

7.   We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-K. Specifically we note that you added the phrase "for the quarter ended March 31, 2009" to the first paragraph, and replaced the word "registrant" with "small business issuer" in third paragraph. Please confirm that you will revise these certifications in future filings to comply with the exact requirements of Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief